UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
tw telecom inc.

(Name of Issuer)
Class A Common Stock, par value $.01 per share

(Title of Class of Securities)
87311L104

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87311L104

1	NAMES OF REPORTING PERSONS. Xspedius Management Co., LLC I.R.S. Identification Nos. of above persons (entities only). 75-3064418

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,106,230

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

13,106,230

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,106,230

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	87311L104

1	NAMES OF REPORTING PERSONS. Xspedius Equipment Leasing LLC I.R.S. Identification Nos. of above persons (entities only). 47-0881442

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,106,230

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

13,106,230

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,106,230

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	87311L104

1	NAMES OF REPORTING PERSONS. Thermo Investments Limited Partnership I.R.S. Identification Nos. of above persons (entities only). 84-1291941

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Colorado

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,106,230

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

13,106,230

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,106,230

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	87311L104

1	NAMES OF REPORTING PERSONS. Thermo Greeley I, Inc. I.R.S. Identification Nos. of above persons (entities only). 84-1111359

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Colorado

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,106,230

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

13,106,230

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,106,230

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	87311L104

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). James Monroe III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,106,230

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

13,106,230

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,106,230

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.
(a)	Name of Issuer: tw telecom inc.

(b)	Address of Issuer’s Principal Executive Offices: 10475 Park Meadows Drive Littleton, CO 80124
Item 2.
(a)	Name of Person Filing:

Xspedius Management Co., LLC Xspedius Equipment Leasing LLC Thermo Investments Limited Partnership Thermo Greeley I, Inc. James Monroe III

(b)	Address of Principal Business Office or, if none, Residence:

Xspedius Management Co., LLC 1735 19th Street Denver, CO 80202

Xspedius Equipment Leasing LLC 1735 19th Street Denver, CO 80202

Thermo Investments Limited Partnership 1735 19th Street Denver, CO 80202

Thermo Greeley I, Inc. 1735 19th Street Denver, CO 80202

James Monroe III 1735 19th Street Denver, CO 80202

(c)	Citizenship:

Xspedius Management Co., LLC: Delaware
Xspedius Equipment Leasing LLC: Delaware
Thermo Investments Limited Partnership: Colorado
Thermo Greeley I, Inc.: Colorado
James Monroe III: United States of America

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 87311L104

Item 3. Type of Reporting Person.
Not applicable.
Item 4. Ownership.
(a)	Amount of beneficially owned: See Item 9 of cover page.

(b)	Percent of class: See Item 11 of cover page.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See Item 5 of cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of cover page.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group
Jay Monroe III indirectly controls Xspedius Management Co., LLC (“Xspedius Management”) which in turn controls Xspedius Equipment Leasing LLC (“Xspedius Leasing”). As a result, Mr. Monroe may be deemed the beneficial owner of shares held by both Xspedius Management and Xspedius Leasing. Mr. Monroe directly controls Thermo Greeley I, Inc., which serves as the general partner of Thermo Investment Limited Partnership (“Thermo LP”) and has the power to vote the shares held by Thermo LP.
Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2009

XSPEDIUS MANAGEMENT CO., LLC

By:	/s/ James Monroe III
James Monroe III
Manager

XSPEDIUS EQUIPMENT LEASING LLC

By:	/s/ James Monroe III
James Monroe III
Manager

THERMO INVESTMENTS LIMITED PARTNERSHIP

By:	/s/ James Monroe III
James Monroe III, President of Thermo Greeley I, Inc.,
its General Partner

THERMO GREELEY I, INC.

By:	/s/ James Monroe III
James Monroe III
President

/s/ James Monroe III

James Monroe III

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated February 11, 2009 by and among Xspedius Management Co., LLC, Xspedius Equipment Leasing LLC, Thermo Investments Limited Partnership, Thermo Greeley I, Inc. and James Monroe III

Exhibit 2	Power of Attorney, dated November 9, 2006, Xspedius Management Co., LLC, filed November 13, 2006

Exhibit 3	Power of Attorney, dated November 9, 2006, James Monroe III, filed November 13, 2006

Exhibit 4	Power of attorney, dated February 11, 2009, Thermo Investments Limited Partnership

Exhibit 5	Power of attorney, dated February 11, 2009, Thermo Greeley I, Inc.

Exhibit 6	Power of attorney, dated February 11, 2009, Xspedius Equipment Leasing LLC